鷹君集團有限公司
Great Eagle Holdings Limited
於百慕達註冊成立之有限公司
Incorporated in Bermuda with limited liability

二零零二年度中期報告書
INTERIM REPORT 2002



INTERIM RESULTS

The Board of Directors of Great Eagle Holdings Limited ("the Company") announces the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the half-year ended 30th June 2002, with comparative figures in 2001, as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six Months Ended 30th June 2002 HK$'000	2001 HK$'000
Turnover	(2)	**1,214,218**	1,291,201
Cost of sales		**(649,064)**	(690,493)
Gross profit		**565,154**	600,708
Other revenue		**21,354**	27,775
Administrative expenses		**(48,741)**	(63,462)
Other operating expenses		**(18,269)**	(19,789)
Profit from operations	(2) & (3)	**519,498**	545,232
Finance costs		**(170,011)**	(237,118)
Share of results of associates		**192**	(8,857)
Profit before taxation		**349,679**	299,257
Taxation	(4)	**(58,310)**	(61,439)
Profit after taxation		**291,369**	237,818
Minority interests		**(17,011)**	(12,783)
Profit attributable to shareholders		**274,358**	225,035
Interim dividend		**29,148**	40,396
Basic earnings per share	(5)	**$0.47**	$0.41
Diluted earnings per share	(5)	**$0.47**	$0.41

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30th June 2002 HK$'000	As at 31st December 2001 HK$'000
ASSETS			
Non-current assets			
Fixed assets		28,654,536	27,809,250
Interests in associates		(12,443)	3,018
Other investments		21,970	23,409
Pledged bank deposits		–	95,414
		28,664,063	27,931,091
Current assets			
Inventories		46,315	57,050
Debtors, deposits and prepayments	(6)	294,162	323,639
Bank balances and cash		584,247	709,859
		924,724	1,090,548
		29,588,787	29,021,639
LIABILITIES			
Current liabilities			
Creditors, deposits and accruals	(7)	530,818	564,810
Borrowings due within one year	(8)	2,872,388	2,195,301
Provision for taxation		206,692	183,787
		3,609,898	2,943,898
Non-current liabilities			
Borrowings due after one year	(8)	9,727,730	10,155,374
Deferred taxation		178,315	173,470
		9,906,045	10,328,844
		13,515,943	13,272,742
MINORITY INTERESTS		630,395	625,652
		14,146,338	13,898,394
NET ASSETS		15,442,449	15,123,245
REPRESENTED BY			
Share capital	(9)	291,476	288,584
Reserves	(10)	15,150,973	14,834,661
TOTAL SHAREHOLDERS' FUNDS		15,442,449	15,123,245

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six Months Ended 30th June	
	2002	2001
	HK$'000	HK$'000
Opening balance – total equity	**15,123,245**	17,502,340
Exchange difference arising on translation of revaluation of investment properties	**8,342**	(34,491)
Revaluation decrease in investments in securities	**(1,443)**	(1,389)
Exchange difference arising on translation of overseas operations	**57,105**	(60,344)
Investments in securities written off during the period	**12,012**	–
Revaluation decrease attributable to additional interest in an associate acquired during the period	**(4,946)**	–
Net gain/(loss) not recognised in the income statement	**71,070**	(96,224)
Profit attributable to shareholders	**274,358**	225,035
Dividend	**(80,560)**	(110,429)
Issue of share capital		
– share options	**–**	313
– scrip dividends	**54,336**	83,337
– for purchase of subsidiaries	**–**	300,060
Closing balance – total equity	**15,442,449**	17,904,432

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six Months Ended 30th June	
	2002 HK$'000	2001 HK$'000
Cash flows from operating activities		
Cash generated from operations	**547,975**	651,890
Interest paid	**(288,114)**	(319,482)
Hong Kong Profits Tax paid	**(12,829)**	(24,284)
Other jurisdictions tax paid	**(18,158)**	(25,155)
Other jurisdictions tax refunded	**323**	–
Net cash from operating activities	**229,197**	282,969
Cash flows from investing activities		
Purchase of fixed assets	**(382,574)**	(1,047,376)
Acquisition of subsidiaries	**(32,439)**	(1,640,986)
Capital return from other investment	**–**	11,699
Increase in other investments	**–**	(576)
Decrease in pledged deposits	**95,414**	9,544
Interest received	**10,754**	18,372
Dividends received from listed investments	**33**	35
Dividends received from unlisted investments	**–**	7,303
Dividends received from associates	**–**	4,934
Net cash used in investing activities	**(308,812)**	(2,637,051)
Cash flows from financing activities		
Issue of shares	**–**	328
Share issue expenses	**(41)**	(15)
Change in equity holding and net repayment to minority shareholders	**(1,377)**	(224,927)
New long-term loans	**489,239**	3,978,324
Repayments of long-term loans	**(774,151)**	(251,665)
Redemption of convertible bonds	**–**	(1,204,136)
Dividends paid to shareholders	**(26,183)**	(27,092)
Dividends paid to minority shareholders	**(10,891)**	–
Net cash (used in)/from financing activities	**(323,404)**	2,270,817
Net decrease in cash and cash equivalents	**(403,019)**	(83,265)
Effect of foreign exchange rate changes	**(10,422)**	(14,962)
Cash and cash equivalents at 1st January	**609,394**	372,317
Cash and cash equivalents at 30th June	**195,953**	274,090
Analysis of cash and cash equivalents		
Bank balances and deposits	**584,247**	733,237
Unsecured bank loans and overdrafts	**(23,294)**	(104,147)
Secured bank loans	**(365,000)**	(355,000)
	195,953	274,090

Notes:

(1) Principal Accounting Policies

These unaudited condensed consolidated interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim financial reporting", issued by the Hong Kong Society of Accountants and Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2001 except that the Group has adopted the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

The effect of adopting these new or revised standards on the profit for the period is insignificant.

(2) Segment Information

Business segments

For management purposes, the Group is currently organised into three operating divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Property leasing	–	rental income from leasing of properties.
Hotel operations	–	hotels and furnished apartments operations.
Other operations	–	property development, sales of building materials, restaurant operations, provision of property management, maintenance and agency services, provision of insurance agency services and sport club operations.

Segment information about these businesses is presented below:

Six Months Ended 30th June 2002

	Property leasing HK$'000	Hotel operations HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER					
External sales	404,157	713,362	96,699	–	1,214,218
Inter-segment sales	10,060	–	14,760	(24,820)	–
Total revenue	414,217	713,362	111,459	(24,820)	1,214,218
RESULT					
Segment result	361,965	177,614	15,238		554,817
Unallocated corporate expenses					(35,319)
Profit from operations					519,498
Finance costs					(170,011)
Share of results of associates	186	–	6		192
Profit before taxation					349,679
Taxation					(58,310)
Profit after taxation					291,369

Six Months Ended 30th June 2001

	Property leasing HK$'000	Hotel operations HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER					
External sales	403,204	794,512	93,485	–	1,291,201
Inter-segment sales	12,646	–	14,973	(27,619)	–
Total revenue	415,850	794,512	108,458	(27,619)	1,291,201
RESULT					
Segment result	362,871	224,315	8,883		596,069
Unallocated corporate expenses					(50,837)
Profit from operations					545,232
Finance costs					(237,118)
Share of results of associates	986	–	(9,843)		(8,857)
Profit before taxation					299,257
Taxation					(61,439)
Profit after taxation					237,818

Geographical segments

A geographical analysis of the Group's turnover and contribution to profit from operations, by location of market, is as follows:

	Six Months Ended 30th June			
	2002		2001	
	Turnover HK$'000	Contribution to profit from operations HK$'000	Turnover HK$'000	Contribution to profit from operations HK$'000
Hong Kong	604,561	339,615	580,818	310,031
North America	361,359	114,407	431,706	144,696
Europe	131,195	40,945	149,256	54,227
Asia Pacific, other than Hong Kong	117,103	24,531	129,421	36,278
	1,214,218	519,498	1,291,201	545,232

(3) Profit from Operations

	Six Months Ended 30th June	
	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging:		
Total borrowing costs	272,520	374,685
Less: Amount capitalised to property under development	(102,509)	(137,567)
Finance costs	170,011	237,118
Depreciation and amortisation	1,750	7,010
Fixed assets written off	4,721	7
Staff costs	273,482	291,620
Net exchange loss	75	–
and after crediting:		
Interest income	9,086	21,714
Dividend income	910	4,121
Net exchange gain	–	978

(4) Taxation

	Six Months Ended 30th June	
	2002 HK$'000	2001 HK$'000
Company and subsidiaries:		
Hong Kong	33,493	28,484
Other jurisdictions	20,001	27,730
Deferred taxation	4,789	5,166
Share of taxation of associates:		
Hong Kong	27	59
	58,310	61,439

Hong Kong Profits Tax is calculated at 16% of the estimate assessable profit for the period.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

(5) Earnings per Share

The calculation of basic and diluted earnings per share is based on the following data:

	Six Months Ended 30th June	
	2002 HK$'000	2001 HK$'000
Earnings		
Earnings for the purpose of basic and diluted earnings per share	274,358	225,035

	Six Months Ended 30th June	
	2002	2001
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	577,648,972	554,198,735
Effect of dilutive potential shares:		
Share options	456,389	1,166,937
Weighted average number of shares for the purpose of diluted earnings per share	578,105,361	555,365,672

The computation does not assume the exercise of certain Company's outstanding share options as the exercise prices of those options are higher than the average market price of the Company's shares for both 2002 and 2001.

(6) Trade Debtors

The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to its trade customers. Rentals receivable from tenants and service income receivable from customers are payable on presentation of invoices. The aged analysis of trade debtors is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000
0 - 3 months	105,252	140,372
3 - 6 months	19,667	16,123
Over 6 months	22,840	19,057
	147,759	175,552

(7) Trade Creditors

The aged analysis of trade creditors is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000
0 - 3 months	92,259	107,452
3 - 6 months	286	499
Over 6 months	621	883
	93,166	108,834

(8) Borrowings

	30th June 2002 HK$'000	31st December 2001 HK$'000
Bank loans and overdrafts (unsecured)	23,294	465
Bank loans (secured)	10,823,825	10,686,145
Bills payable	–	10,972
Other long term loans	1,752,999	1,653,093
	12,600,118	12,350,675

The maturity of the above loans and overdrafts is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000
On demand or within one year	2,872,388	2,195,301
More than one year but not exceeding two years	2,169,312	1,710,182
More than two years but not exceeding five years	6,360,570	7,264,175
More than five years	1,197,848	1,181,017
	12,600,118	12,350,675
Less: Amount due within one year shown under current liabilities	(2,872,388)	(2,195,301)
Amount due after one year	9,727,730	10,155,374

(9) Share Capital

(a) Authorised:

	30th June 2002		31st December 2001	
	Number of shares '000	Nominal value HK$'000	Number of shares '000	Nominal value HK$'000
Shares of HK$0.5 each Balance brought forward and carried forward	800,000	400,000	800,000	400,000

(b) Issued and fully paid:

	30th June 2002 Number of shares '000	30th June 2002 Nominal value HK$'000	31st December 2001 Number of shares '000	31st December 2001 Nominal value HK$'000
Shares of HK$0.5 each				
Balance brought forward	**577,167**	**288,584**	552,105	276,052
Issued in consideration for the acquisition of subsidiaries	**–**	**–**	16,670	8,335
Issued upon exercise of share options under the Share Option Scheme	**–**	**–**	125	63
Issued as scrip dividends	**5,785**	**2,892**	8,267	4,134
Balance carried forward	**582,952**	**291,476**	577,167	288,584

(10) Reserves

	Share premium HK$'000	Revaluation reserves HK$'000	Exchange translation reserve HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 31st December 2001	3,081,010	4,717,223	(131,961)	404,190	6,764,199	14,834,661
Premium on issue of shares upon scrip dividend, net of expenses	51,444	–	–	–	–	51,444
Deficit arising on revaluation of securities during the period	–	(1,443)	–	–	–	(1,443)
Investments in securities written off during the period	–	12,012	–	–	–	12,012
Revaluation decrease attributable to additional interest in an associate acquired during the period	–	(4,946)	–	–	–	(4,946)
Exchange translation adjustments	–	8,342	–	–	–	8,342
Exchange difference on translation of net overseas investments	–	–	75,598	–	–	75,598
Net exchange loss on forward contracts	–	–	(18,493)	–	–	(18,493)
Final dividend for 2001	–	–	–	–	(80,560)	(80,560)
Profit for the period	–	–	–	–	274,358	274,358
Balance at 30th June 2002	3,132,454	4,731,188	(74,856)	404,190	6,957,997	15,150,973

INTERIM DIVIDEND

The Board declares payment of an interim dividend of HK5 cents per share for the year ending 31st December 2002 (2001: HK7 cents) to those Shareholders whose names appear on the Register of Members of the Company on 17th October 2002. Dividend warrants are expected to be despatched to Shareholders on or about 24th October 2002.

CLOSURE OF TRANSFER BOOKS

The Register of Members of the Company will be closed from Friday, 11th October 2002 to Thursday, 17th October 2002, both days inclusive, during which period no share transfers will be effected.

For those Shareholders who are not already on the Register of Members, in order to qualify for the interim dividend, all share certificates accompanied by the duly completed transfers must be lodged with the Hong Kong Branch Registrars of the Company, Computershare Hong Kong Investor Services Limited (formerly Central Registration Hong Kong Limited) of 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Thursday, 10th October 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONS REVIEW

1. Rental Properties

Hong Kong Rental Properties

(a) Rental Income for the 6 months ended 30th June 2002

	Gross Floor Area (sq. ft.)				
	Office	Commercial	Residential	Parking Spaces	Gross Rental Income (HK$ million)
Citibank Plaza	1,271,000	50,000	–	555	271.2
Great Eagle Centre	193,000	77,000	–	296	35.4
Astor Plaza	–	70,000	–	–	0.1
Concordia Plaza	28,000	–	–	5	2.4
Convention Plaza Apartments	–	–	10,000	–	1.7
				Total	310.8

(b) Occupancy and Rental Trend

	Occupancy at 30th June 2002		
	Office	Commercial	Residential
Citibank Plaza	85.6%	100.0%	–
Great Eagle Centre	94.3%	100.0%	–
Astor Plaza	–	34.7%	–
Concordia Plaza	100.0%	–	–
Convention Plaza Apartments	–	–	86.8%

Notwithstanding a very low level of new supply, the weakness of the Grade-A office market in Hong Kong continued into the first half of 2002. The situation was especially acute in the Core Central market, which suffered to a large extent from a lack of demand from the financial industry, where downsizing has been continuing. The office portion of Citibank Plaza, in line with the general market trend, saw sharply lower occupancy rates during the period. The Great Eagle Centre offices suffered to a smaller degree as the Wanchai North market is less reliant on the financial trade. In the face of higher vacancy, landlords had to offer higher inducement packages to retain tenants. Effective rent rates as a result declined further from year-end 2001 levels.

The lower rental rates appeared to have induced some bargain-hunting and upgrading activities in recent months. However, with no clear pick up in economic activities of Hong Kong in sight, the office leasing market is expected to remain slow for the rest of 2002.

A substantial portion of the small Astor Plaza shopping arcade is in the process of being converted into function rooms and exhibition areas, which will enhance the product offering of Eaton Hotel and potentially generate more favourable returns than the retail usage.

U.S. Commercial Properties

The softening of the US office markets in 2002 has resulted in lower occupancy and lower rental rates. However, as only 20% of the leases will expire during 2002, the softening market conditions should not have excessive impact on the portfolio. Revenues for the first six months of 2002 were only 4% less than in 2001, primarily due to the effect of higher rental rates of leases completed in 2001 having a full year impact in 2002 and offsetting the lower rates in 2002. In June the Group completed the purchase of the remaining joint venture interests it did not already own in the Northwestern Mutual Life office building at 888 West Sixth Street, Los Angeles. The consideration was US$4.7 million together with assumption of the underlying debt. This brought the Company's interest in the property to 100%.

	Occupancy at 30th June 2002	Floor Area (sq. ft.) Office	Commercial	Parking Spaces	Gross Rental Income (US$ million)
Pacific Ygnacio Plaza	86%	121,000	–	379	1.5
353 Sacramento Street	83%	297,000	10,000	–	4.7
150 Spear Street	82%	294,000	2,000	17	5.8
888 West Sixth Street*	94%	103,000	15,000	142	0.1
				Total	12.1

* Gross Rental Income represents income attributed to the Group since the property became 100%-owned on 26th June 2002.

2. Hotels and Furnished Apartments

Hong Kong Operations

The impact of the September 11 incident continued to be felt in the early months of 2002. Demand was dampened by the impact of the USA's recent corporate revelations and general business confidence combined with the distraction of the World Cup football tournament, which reduced some regional travel, particularly out of Japan and Korea.

(i) Great Eagle Hotel, Hong Kong

Although there were some high spots in demand during the first half, the corporate segment remained sluggish and highly rate-conscious in light of the prevailing gloomy economic outlook. There was a great deal of local rate discounting as hotels sought to secure market share in lower demand periods. However, with the conclusion of the World Cup, we expect to see a resumption in travel regionally.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 82% and an average room rate of HK$793 as compared to 78% and HK$847 in 2001.

(ii) Eaton Hotel, Hong Kong

Notwithstanding the unstable regional and long-haul arrivals and intense local rate competition, the Hotel has maintained its market position, while expanding its market mix to be less reliant on regional leisure markets.

Two new banquet rooms completed last year have been well received. One additional function room is under construction to help strengthen the local meeting and conference business.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 82% and average room rate of HK$408 as compared to 82% and HK$454 in 2001.

(iii) Eaton House Furnished Apartment, Hong Kong

Performance suffered as corporations reduced demand for housing short-term expatriates. In addition to new supplies entering the market, some hotels have also joined the competition for long staying guests. Eaton House registered an average occupancy of 62% in the first half of 2002 as compared with 80% for the same period in 2001.

International Operations

(i) The Langham Hilton, London

From the second quarter of 2002 onwards, a generally positive outlook from the first quarter deteriorated with the UK travel trade reporting sharp declines in the leisure segment. London-wide occupancies in June were the lowest in nine years.

For the first half of 2002, the hotel achieved an average occupancy of 66% and an average room rate of £151 as compared to 69% and £168 in 2001.

(ii) Delta Chelsea Hotel, Toronto

The economic situation has not rebounded as had been anticipated earlier in the year. Leisure and corporate business has slowed down considerably in the city. City-wide conventions have not drawn the attendance projected. As a result, all hotels are offering reduced rates which impact on Delta Chelsea's commercial room nights while it has maintained strong support from its primarily domestic leisure markets.

For the first six months of 2002, the hotel achieved an average occupancy of 61% and an average room rate of C$138 as compared to 72% and C$138 in 2001.

(iii) Sheraton Towers Southgate Hotel, Melbourne

The group meetings market has followed a general downward trend this year throughout Australia, but particularly in Melbourne with the further impact of a lack of citywide meetings and conventions. Hotels that relied more on US-based customers, telecommunications and IT companies all had performances down in comparison to last year.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 67% and an average room rate of A$221 as compared to 76% and A$233 in 2001.

(iv) *Hotel Le Meridien, Boston*

Boston's overall hotel market recovery has been lagging behind the rest of the US. Overall business climate in the first half was not strong and was driven further by the recent stock market trends and uncertain economic prospects.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 69% and an average room rate of US$198 as compared with 69% and US$247 in 2001.

(v) *Sheraton Auckland Hotel and Towers, Auckland*

Meeting and conference business market segments have remained depressed throughout the city this year. Further declines have also been experienced in the very price sensitive tour and leisure market. As the supply of serviced apartment continued to increase, with only a modest growth in leisure arrivals, price-cutting remained a feature of the whole market during the first half.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 67% and an average room rate of NZ$140 as compared with 75% and NZ$146 in 2001.

3. Properties Under Development

Mongkok Project

After completing most of the foundation works by the end of 2001, the construction of the office tower, the retail block and the hotel block proceeded up to Level 7, Level 4 and Level 3 respectively as of 30th June 2002.

The special design of the retail block centering around the grand atrium has been completed with sophisticated features including a digital roof projection system, express escalators and state-of-the-art audio/visual systems. Approval has been obtained from the relevant government authorities for the construction of these elements and the two widened footbridges over Shanghai Street linking the hotel block. Target occupancy date of the project remains the end of 2003.

The total expenditure incurred in relation to the project, including interest capitalised, amounted to HK$7,170 million as of 30th June 2002. Out of the HK$5,100 million term loan arranged to finance the project, HK$4,030 million remained available for drawing as at 30th June 2002 and should be sufficient to fund the project to completion.

4. Trading

During the period under review, Toptech Co. Limited continued to operate under unfavourable market conditions. Its income from operations for the first half of 2002 was HK$12.9 million, almost unchanged from last year.

FINANCIAL REVIEW

1. Debt

Consolidated Net Attributable Debt outstanding (net of cash balances and debt attributable to minority interests) as of 30th June 2002 was HK$11,567 million, an increase of HK$491 million over that of HK$11,076 million as of 31st December 2001. The increased borrowings were mainly related to the Mongkok project expenditures.

Consolidated Net Asset Value, based on independent valuation of the Group's investment properties as of 31st December 2001 and other assets at cost, amounted to HK$15,442 million as of 30th June 2002. The resulting gearing ratio at 30th June 2002 was 75%.

As at 30th June 2002, we had outstanding interest rate swap contracts with total notional principal of HK$2,420 million, representing approximately 28% of our HK$-denominated debts.

Our foreign currency debts amounted to the equivalent of HK$3,810 million as of 30th June 2002. Of this, HK$1,065 million, or 28% of our foreign currency debts, were on fixed-rate basis.

2. Finance Cost

With a substantial portion of our HK$ borrowings on floating-rate basis, we continued to benefit from lower interest rates in the first half of 2002. The net finance cost for the first half of 2002 was HK$160.9 million, down from the HK$215.4 million for the corresponding period in 2001. During the first half of 2002, HK$102.5 million of finance cost relating to the Mongkok Project was capitalized, as compared to HK$137.6 million for 2001.

3. Liquidity and Debt Maturity Profile

As of 30th June 2002, we had free cash and bank deposits and secured but undrawn loan facilities totalling HK$5,048.2 million. The loan facilities are mainly medium-term in nature and are secured by properties, whose value comfortably covers the facility amounts overall. The following is a profile of the maturity of our outstanding debts as of 30th June 2002.

Within 1 year	22.8%
1 - 2 years	17.2%
3 - 5 years	50.5%
More than 5 years	9.5%

4. Pledge of assets

At 30th June 2002, the Group's properties with a total carrying value of approximately HK$28,618 million (31st December 2001: HK$27,773 million), together with assignments of sales proceeds, insurance proceeds, rental income, revenues and all other income generated from the relevant properties were mortgaged or pledged to secure credit facilities granted to the Group.

5. Commitments and Contingent Liabilities

The Group

At 30th June 2002, the Group had commitments and contingent liabilities, not provided for in these financial statements, as follows:

(a) estimated expenditure in respect of property under development amounting to approximately HK$3,448.8 million (31st December 2001: HK$3,706.7 million) of which approximately HK$2,846.3 million (31st December 2001: HK$3,255.3 million) were contracted for;

(b) authorised capital expenditure amounting to approximately HK$48.8 million (31st December 2001: HK$43.5 million) of which approximately HK$37.2 million (31st December 2001: HK$18.8 million) were contracted for; and

(c) commitment under foreign exchange future contract to sell approximately HK$153.5 million (31st December 2001: HK$143.9 million) at a fixed exchange rate.

The Company

At 30th June 2002, the Company had issued corporate guarantees to certain banks in respect of credit facilities drawn by its subsidiaries amounting to approximately HK$9,435.6 million (31st December 2001: HK$9,248 million).

Other than set out above, the Group and the Company did not have any significant commitments and contingent liabilities at 30th June 2002.

STAFF

The total number of employees in the Group was 2,583 as of 30th June 2002. In addition to salary payment, other benefits include discretionary bonus, education allowance, insurance, medical scheme, provident fund schemes. The Company has established a share option scheme in which senior employees, including executive directors, are entitled to participate.

OUTLOOK

The strong economic signals coming out of the United States at the start of the year have failed to translate into sustained growth. In the face of slow global demand, it will be unlikely to see an early recovery in demand for office premises by major financial institutions. We therefore anticipate further downward pressure on our property earnings in Hong Kong in the coming year. The performance of our Hong Kong and international hotel portfolio will similarly be affected by a lack of growth in global business travel. In this challenging operating environment, we will continue to manage our marketing efforts diligently and intelligently to ensure a sound level of occupancy at our properties. At the same time, prudent cost containment measures are being implemented.

We are pleased to have seen the Mongkok Project moved beyond the difficult foundation stage. Construction of the superstructure is now proceeding at a break-neck pace. We are striving to bring the project to timely completion. We are also thoughtfully adding unique features to this major mixed-use complex to ensure its eventual commercial success.

DIRECTORS' INTERESTS

As at 30th June 2002, the interests of the Directors and their associates in the shares of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong ("SDI Ordinance") were as follows:

		Number of shares held				
Name of Company	Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total
1. The Company	LO Ying Shek	5,069,110	–	–	–	5,069,110
	LO TO Lee Kwan	–	–	–	–	–
	LO Ka Shui	6,156,711	–	6,636,557 Note (5)	304,023,384 Note (1)	316,816,652
	LO Kai Shui	–	–	671,523 Note (6)	304,023,384 Note (1)	304,694,907
	Brian Shane McELNEY	14,000	–	–	–	14,000
	CHENG Hoi Chuen, Vincent	–	10,000	–	–	10,000
	WONG Yue Chim, Richard	–	–	–	–	–
	LEE Pui Ling, Angelina	–	–	–	–	–
	LO Hong Sui, Antony	2,769	–	–	–	2,769
	LAW Wai Duen	238,402	–	–	304,023,384 Note (1)	304,261,786
	LO Hong Sui, Vincent	279	–	–	–	279
	LO Ying Sui, Archie	3,805,046	3,662	300,000 Note (7)	304,023,384 Note (1)	308,132,092
	KAN Tak Kwong	314,503	–	–	–	314,503
2. Subsidiary Company						
Century Faith Investment Limited (In Members' Voluntary Winding Up)	LO Hong Sui, Vincent	–	–	2 Note (8)	–	2

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 30th June 2002, the following Shareholders, not being Directors of the Company, were recorded in the register kept pursuant to Section 16(1) of SDI Ordinance as having an interest in 10% or more of the issued share capital of the Company:

Name of Shareholder	Number of shares	Notes
LO Hung Suen	304,023,384	(1)
LO Wai Ki, Gwen	307,102,464	(1)
Shui Sing Company, Limited	81,667,316	(2)
Galtee Investment Limited	95,097,946	(2)
Shui Sing Holdings Limited	253,020,375	(3)
Shui Sing (BVI) Limited	253,020,375	(3)
HSBC Group*	304,200,384	(4)
The Capital Group Companies, Inc.	63,434,000	

* HSBC Group included HSBC Holdings plc and its subsidiaries, namely, HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV, HSBC Europe (Netherlands) BV and HSBC International Trustee Limited.

Notes:

(1) The 304,023,384 shares of Dr. LO Ka Shui, Mr. LO Kai Shui, Madam LAW Wai Duen, Dr. LO Ying Sui, Archie and Madam LO Hung Suen and 304,023,384 of the 307,102,464 shares of Madam LO Wai Ki, Gwen were the same parcel of shares.

(2) The 81,667,316 shares held by Shui Sing Company, Limited and the 95,097,946 shares held by Galtee Investment Limited were duplicated in the interests described in Note (3). Both of these companies were direct wholly-owned subsidiaries of Shui Sing (BVI) Limited which was a direct wholly-owned subsidiary of Shui Sing Holdings Limited.

(3) These 253,020,375 shares held by Shui Sing Holdings Limited and Shui Sing (BVI) Limited were the same parcel of shares and were duplicated in the interests described in Note (1).

(4) 304,023,384 shares of the 304,200,384 shares were the same parcel of shares as described in Note (1). HSBC International Trustee Limited ("HKIT"), as trustee of a discretionary trust in which the persons mentioned in Note (1) were the beneficiaries, were interested and/or deemed to be interested in the said 304,023,384 shares. HKIT was also the trustee of other discretionary trusts which was holding the remaining shares.

(5) The 6,636,557 shares were held by a company in which Dr. LO Ka Shui had entire interest.

(6) The 671,523 shares were held by a company in which Mr. LO Kai Shui had entire interest.

(7) The 300,000 shares were held by a company in which Dr. LO Ying Sui, Archie had entire interest.

(8) The 2 shares in Century Faith Investment Limited (In Members' Voluntary Winding Up) were held by a company in which Mr. LO Hong Sui, Vincent was interested.

SHARE OPTION SCHEME

During the six months ended 30th June 2002, movements of the share options granted to Directors (some are also substantial shareholders) under the Company's share option schemes as required to be disclosed according to Rule 17.07 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange Listing Rules") were as follows:

			Number of shares					
Name of Director	*Year of grant of options	No. of options	Outstanding options at 01/01/2002	Options granted	Options exercised	Options cancelled	Options lapsed on 15/04/2002	Outstanding options at 30/06/2002
LO Ying Shek	1997	(1)	120,000	-	-	-	(120,000)	-
	1998	1	300,000	-	-	-	-	300,000
	1999	1	120,000	-	-	-	-	120,000
	2000	1	130,000	-	-	-	-	130,000
	2001	1	180,000	-	-	-	-	180,000
	2002	1	-	150,000	-	-	-	150,000
		5	850,000	150,000	-	-	(120,000)	880,000
LO Ka Shui	1997	(1)	120,000	-	-	-	(120,000)	-
	1998	1	300,000	-	-	-	-	300,000
	1999	1	120,000	-	-	-	-	120,000
	2000	1	130,000	-	-	-	-	130,000
	2001	1	180,000	-	-	-	-	180,000
	2002	1	-	150,000	-	-	-	150,000
		5	850,000	150,000	-	-	(120,000)	880,000
LO Kai Shui	1997	(1)	120,000	-	-	-	(120,000)	-
	1998	1	300,000	-	-	-	-	300,000
	1999	1	120,000	-	-	-	-	120,000
	2000	1	130,000	-	-	-	-	130,000
	2001	1	180,000	-	-	-	-	180,000
	2002	1	-	150,000	-	-	-	150,000
		5	850,000	150,000	-	-	(120,000)	880,000
KAN Tak Kwong	1997	(1)	50,000	-	-	-	(50,000)	-
	1998	1	450,000	-	-	-	-	450,000
	1999	1	25,000	-	-	-	-	25,000
	2000	1	50,000	-	-	-	-	50,000
	2001	1	130,000	-	-	-	-	130,000
	2002	1	-	110,000	-	-	-	110,000
		5	705,000	110,000	-	-	(50,000)	765,000
		20	3,255,000	560,000	-	-	(410,000)	3,405,000

During the six months ended 30th June 2002, movements of the share options granted to the Company's employees (excluding the abovenamed four Directors) as required to be disclosed according to Rule 17.07 of the Stock Exchange Listing Rules were as follows:

		Number of shares					
*Year of grant of options	No. of options	Outstanding options at 01/01/2002	Options granted	Options exercised	Options cancelled	Options lapsed on 15/04/2002	Outstanding options at 30/06/2002
1997	(22)	244,000	-	-	-	(244,000)	-
1998	13	261,000	-	-	-	-	261,000
1999	19	124,000	-	-	-	-	124,000
2000	31	283,000	-	-	(7,000)	-	276,000
2001	36	434,000	-	-	(31,000)	-	403,000
2002	40	-	427,000	-	(11,000)	-	416,000
	139	1,346,000	427,000	-	(49,000)	(244,000)	1,480,000

* Details of Options granted in each year

Year	Date of grant	Vesting period	Exercise period	Subscription price per share (HK$)
1997	15/04/1997	15/04/1997 - 15/04/2002	16/04/1999 - 15/04/2002	21.519
1998	22/01/1998	22/01/1998 - 22/01/2003	23/01/2000 - 22/01/2003	6.912
1999	12/03/1999	12/03/1999 - 12/03/2004	13/03/2001 - 12/03/2004	7.020
2000	14/02/2000	14/02/2000 - 14/02/2005	15/02/2002 - 14/02/2005	10.116
2001	16/01/2001	16/01/2001 - 16/01/2006	17/01/2003 - 16/01/2006	13.392
2002	28/01/2002	28/01/2002 - 28/01/2007	29/01/2004 - 28/01/2007	8.440

Notes:

(1) Options granted in the years of 1997 to 1999 were granted under the previous Executive Share Option Scheme which expired on 16th March 1999. Options granted in the years of 2000 to 2002 were granted under Great Eagle Holdings Limited Share Option Scheme adopted on 10th June 1999.

(2) Consideration paid for each grant of option was HK$1.00.

(3) The closing price of shares of HK$0.50 each of the Company ("Shares") quoted on the Stock Exchange on 25th January 2002, being the business date immediately before the date (28th January 2002) on which share options were granted, was HK$8.35.

(4) The share options granted are not recognised in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the period, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30th June 2002, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Stock Exchange Listing Rules. The financial statements for the six months ended 30th June 2002 have been reviewed by the Audit Committee of the Company.

By Order of the Board
LO YING SHEK
Chairman

Hong Kong, 12th September 2002

中期業績

鷹君集團有限公司(「本公司」)董事會宣佈，本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止上半年度未經審核之綜合業績及與二零零一年比較之數字如下：

簡明綜合收益表

		截至六月三十日止六個月	
	附註	二零零二年 港幣千元	二零零一年 港幣千元
營業額	(2)	**1,214,218**	1,291,201
銷售成本		**(649,064)**	(690,493)
毛溢利		**565,154**	600,708
其他收入		**21,354**	27,775
行政費用		**(48,741)**	(63,462)
其他營運費用		**(18,269)**	(19,789)
經營溢利	(2)及(3)	**519,498**	545,232
財務成本		**(170,011)**	(237,118)
應佔聯營公司業績		**192**	(8,857)
除税前溢利		**349,679**	299,257
課税準備	(4)	**(58,310)**	(61,439)
除税後溢利		**291,369**	237,818
少數股東權益		**(17,011)**	(12,783)
可撥歸股東溢利		**274,358**	225,035
中期股息		**29,148**	40,396
每股基本盈利	(5)	**0.47元**	0.41元
攤薄後每股盈利	(5)	**0.47元**	0.41元

簡明綜合資產負債表

	附註	於二零零二年 六月三十日 港幣千元	於二零零一年 十二月三十一日 港幣千元
資產			
非流動資產			
固定資產		**28,654,536**	27,809,250
聯營公司權益		**(12,443)**	3,018
其他投資		**21,970**	23,409
已抵押銀行存款		**–**	95,414
		28,664,063	27,931,091
流動資產			
存貨		**46,315**	57,050
應收賬、按金及預付款項	(6)	**294,162**	323,639
銀行結存及現金		**584,247**	709,859
		924,724	1,090,548
		29,588,787	29,021,639
負債			
流動負債			
應付賬、按金及應付費用	(7)	**530,818**	564,810
一年內到期借貸	(8)	**2,872,388**	2,195,301
課税準備		**206,692**	183,787
		3,609,898	2,943,898
非流動負債			
一年以上到期借貸	(8)	**9,727,730**	10,155,374
遞延税項		**178,315**	173,470
		9,906,045	10,328,844
		13,515,943	13,272,742
少數股東權益		**630,395**	625,652
		14,146,338	13,898,394
資產淨值		**15,442,449**	15,123,245
代表			
股本	(9)	**291,476**	288,584
儲備	(10)	**15,150,973**	14,834,661
股東權益總額		**15,442,449**	15,123,245

簡明綜合權益變動表

	截至六月三十日止六個月	
	二零零二年 港幣千元	二零零一年 港幣千元
期初結存 — 權益總額	**15,123,245**	17,502,340
重估投資物業所產生之匯兑差額	**8,342**	(34,491)
重估證券投資之減少	**(1,443)**	(1,389)
海外營運折算所產生之匯兑差額	**57,105**	(60,344)
期內證券投資之撇除	**12,012**	—
因購置一聯營公司之額外權益 所產生之重估減少	**(4,946)**	—
未於收益表內確認之淨收益／(虧損)	**71,070**	(96,224)
可撥歸股東溢利	**274,358**	225,035
股息	**(80,560)**	(110,429)
發行股本		
— 購股權	**—**	313
— 以股代息	**54,336**	83,337
— 收購附屬公司	**—**	300,060
期末結存 — 權益總額	**15,442,449**	17,904,432

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年 港幣千元	二零零一年 港幣千元
經營業務之現金流量		
來自營運產生之現金	547,975	651,890
利息支出	(288,114)	(319,482)
繳付香港利得稅	(12,829)	(24,284)
繳付其他司法區稅項	(18,158)	(25,155)
退回其他司法區稅項	323	–
來自經營業務之現金淨額	229,197	282,969
投資業務之現金流量		
購入固定資產	(382,574)	(1,047,376)
收購附屬公司	(32,439)	(1,640,986)
其他投資之資本退回	–	11,699
其他投資之增加	–	(576)
已抵押存款減少	95,414	9,544
利息收入	10,754	18,372
有牌價證券股息收入	33	35
無牌價證券股息收入	–	7,303
聯營公司股息收入	–	4,934
應用於投資業務之現金淨額	(308,812)	(2,637,051)
融資業務之現金流量		
發行股份	–	328
發行股份支出	(41)	(15)
少數股東之股本及償還變動	(1,377)	(224,927)
新長期借貸	489,239	3,978,324
長期借貸償還	(774,151)	(251,665)
可換股債券贖回	–	(1,204,136)
支付股東股息	(26,183)	(27,092)
支付少數股東股息	(10,891)	–
(應用於)／來自融資業務之現金淨額	(323,404)	2,270,817
現金及現金等值減少淨額	(403,019)	(83,265)
外幣兌換率改變之影響	(10,422)	(14,962)
於一月一日之現金及現金等價物	609,394	372,317
於六月三十日之現金及現金等價物	195,953	274,090
現金及現金等值之分析		
銀行結存及存款	584,247	733,237
無抵押銀行借貸及透支	(23,294)	(104,147)
有抵押銀行借貸	(365,000)	(355,000)
	195,953	274,090

附註：

(1) 主要會計原則

此未經審核簡明綜合中期賬目乃按照香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25條「中期財務報告」，以及香港聯合交易所有限公司證券上市規則附錄16編製。

本集團除採納了下列由香港會計師公會所頒佈於二零零二年一月一日或以後開始生效之會計期間之會計實務準則外，於編製此簡明綜合中期賬目所採用之會計政策及計算方法與截至二零零一年十二月三十一日止年度賬目中所採用者一致：

會計實務準則第1條(經修訂)	：	財務報表之呈報
會計實務準則第11條(經修訂)	：	外幣折算
會計實務準則第15條(經修訂)	：	現金流量表
會計實務準則第25條(經修訂)	：	中期財務報告
會計實務準則第34條	：	僱員福利

採納此等全新或經修訂之會計實務準則對期內之溢利並無重大影響。

(2) 分類資料

按業務劃分

就業務管理而言，本集團之業務可分為三個經營部份。該等部份為本集團申報其主要分類資料之基準。

主要業務如下：

物業租賃	－	物業租賃之租金收益。
酒店業務	－	酒店及住寓業務。
其他業務	－	地產發展、建築材料銷售、酒樓經營、物業管理、保養及代理服務、保險代理及健身中心業務。

該等業務之分類資料呈報如下：

截至二零零二年六月三十日止六個月

	物業租賃 港幣千元	酒店業務 港幣千元	其他業務 港幣千元	對銷 港幣千元	綜合賬目 港幣千元
營業額					
對外銷售收益	404,157	713,362	96,699	–	1,214,218
業務之間銷售收益	10,060	–	14,760	(24,820)	–
收益總額	414,217	713,362	111,459	(24,820)	1,214,218
業績					
分類業績	361,965	177,614	15,238		554,817
未分配之公司支出					(35,319)
經營溢利					519,498
財務成本					(170,011)
應佔聯營公司業績	186	–	6		192
除税前溢利					349,679
課税準備					(58,310)
除税後溢利					291,369

截至二零零一年六月三十日止六個月

	物業租賃 港幣千元	酒店業務 港幣千元	其他業務 港幣千元	對銷 港幣千元	綜合賬目 港幣千元
營業額					
對外銷售收益	403,204	794,512	93,485	–	1,291,201
業務之間銷售收益	12,646	–	14,973	(27,619)	–
收益總額	415,850	794,512	108,458	(27,619)	1,291,201
業績					
分類業績	362,871	224,315	8,883		596,069
未分配之公司支出					(50,837)
經營溢利					545,232
財務成本					(237,118)
應佔聯營公司業績	986	–	(9,843)		(8,857)
除税前溢利					299,257
課税準備					(61,439)
除税後溢利					237,818

按地區市場劃分

本集團之營業額及應佔經營溢利按地區市場劃分分析如下：

	截至六月三十日止六個月			
	二零零二年		二零零一年	
	營業額 港幣千元	應佔經營溢利 港幣千元	營業額 港幣千元	應佔經營溢利 港幣千元
香港	**604,561**	**339,615**	580,818	310,031
北美洲	**361,359**	**114,407**	431,706	144,696
歐洲	**131,195**	**40,945**	149,256	54,227
亞太(不包括香港)	**117,103**	**24,531**	129,421	36,278
	1,214,218	**519,498**	1,291,201	545,232

(3) 經營溢利

	截至六月三十日止六個月	
	二零零二年 港幣千元	二零零一年 港幣千元
經營溢利經已扣除：		
總借貸成本	**272,520**	374,685
減：發展中物業之資本化金額	**(102,509)**	(137,567)
財務成本	**170,011**	237,118
折舊及攤銷	**1,750**	7,010
固定資產撇除	**4,721**	7
僱員費用	**273,482**	291,620
匯兑虧損淨額	**75**	–
及已計入：		
利息收入	**9,086**	21,714
股息收入	**910**	4,121
匯兑收益淨額	**–**	978

(4) 課稅準備

	截至六月三十日止六個月	
	二零零二年 港幣千元	二零零一年 港幣千元
本公司及附屬公司：		
香港	**33,493**	28,484
其他司法區	**20,001**	27,730
遞延稅項	**4,789**	5,166
應佔聯營公司課稅：		
香港	**27**	59
	58,310	61,439

香港利得稅乃根據本期間之估計應課稅盈利以16%計算。

其他司法區之課稅準備以當地司法區稅率計算。

(5) 每股盈利

每股基本及攤薄後盈利按下列數據計算：

	截至六月三十日止六個月	
	二零零二年 港幣千元	二零零一年 港幣千元
盈利		
用作計算每股基本及攤薄後盈利之盈利	**274,358**	225,035

	截至六月三十日止六個月	
	二零零二年	二零零一年
股份數目		
用作計算每股基本盈利之股份加權平均數	**577,648,972**	554,198,735
可能有攤薄影響之股份：		
購股權	**456,389**	1,166,937
用作計算攤薄後每股盈利之股份加權平均數	**578,105,361**	555,365,672

因本公司部份購股權之行使價於二零零二年及二零零一年較本公司股份之平均市價為高，故在計算時，並無假設本公司尚未行使之部份購股權已被行使。

(6) 銷貨客戶

本集團採取一指定之信貸政策。對銷售商品，本集團平均給予銷貨客戶三十天信貸期。應收租客租金及應收客戶服務收入均需於出示發票時支付。銷貨客戶賬齡分析如下：

	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
0－3個月	**105,252**	140,372
3－6個月	**19,667**	16,123
6個月以上	**22,840**	19,057
	147,759	175,552

(7) 購貨客戶

購貨客戶賬齡分析如下：

	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
0－3個月	**92,259**	107,452
3－6個月	**286**	499
6個月以上	**621**	883
	93,166	108,834

(8) 借貸

	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
銀行借貸及透支(無抵押)	**23,294**	465
銀行借貸(有抵押)	**10,823,825**	10,686,145
應付票據	**–**	10,972
其他長期借貸	**1,752,999**	1,653,093
	12,600,118	12,350,675
以上借貸及透支之到期情況如下:		
即期或一年內	**2,872,388**	2,195,301
超過一年但不多於兩年	**2,169,312**	1,710,182
超過兩年但不多於五年	**6,360,570**	7,264,175
五年以上	**1,197,848**	1,181,017
	12,600,118	12,350,675
減:於一年內到期並包括在流動負債內	**(2,872,388)**	(2,195,301)
一年以後到期之借貸	**9,727,730**	10,155,374

(9) 股本

(a) 法定股本:

	二零零二年六月三十日		二零零一年十二月三十一日	
	股份數目 千股	面值 港幣千元	股份數目 千股	面值 港幣千元
每股面值0.50元股份 承上年度結存及餘額結轉	**800,000**	**400,000**	800,000	400,000

(b) 發行及繳足股本：

	二零零二年六月三十日 股份數目 千股	二零零二年六月三十日 面值 港幣千元	二零零一年十二月三十一日 股份數目 千股	二零零一年十二月三十一日 面值 港幣千元
每股面值0.50元股份				
承上年度結存	**577,167**	**288,584**	552,105	276,052
收購附屬公司而發行之代價股份	–	–	16,670	8,335
根據購股計劃行使購股權而發行之股份	–	–	125	63
以股代息	**5,785**	**2,892**	8,267	4,134
餘額結轉	**582,952**	**291,476**	577,167	288,584

(10)儲備

	股本溢價 港幣千元	重估儲備 港幣千元	匯兑儲備 港幣千元	其他儲備 港幣千元	保留溢利 港幣千元	總值 港幣千元
於二零零一年十二月三十一日結存	3,081,010	4,717,223	(131,961)	404,190	6,764,199	14,834,661
因以股代息而發行股份，扣除支出之溢價	51,444	–	–	–	–	51,444
期內重估證券投資之減少	–	(1,443)	–	–	–	(1,443)
期內證券投資之撇除	–	12,012	–	–	–	12,012
期內因購買一聯營公司之額外權益所產生之重估減少	–	(4,946)	–	–	–	(4,946)
匯兑調整	–	8,342	–	–	–	8,342
折算淨海外投資而產生之匯兑差額	–	–	75,598	–	–	75,598
遠期合約之匯兑淨額虧損	–	–	(18,493)	–	–	(18,493)
二零零一年末期股息	–	–	–	–	(80,560)	(80,560)
本期內之溢利	–	–	–	–	274,358	274,358
於二零零二年六月三十日結存	3,132,454	4,731,188	(74,856)	404,190	6,957,997	15,150,973

中期股息

董事會宣佈派發截至二零零二年十二月三十一日止年度中期股息每股港幣5仙(二零零一年為每股港幣7仙)予於二零零二年十月十七日已登記在股東名冊上之股東。股息單約於二零零二年十月二十四日寄送予各股東。

截止過戶

本公司由二零零二年十月十一日(星期五)至二零零二年十月十七日(星期四),包括首尾兩天在內,暫停辦理股票過戶登記手續。

為確保能享有中期股息,已購入本公司股份而尚未在股東名冊上登記之股東,必須於二零零二年十月十日(星期四)下午四時前,將有關股票連同填妥之股份轉讓文件,送達香港灣仔皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司(本公司股份過戶登記處香港分處),辦理過戶登記手續。

管理層討論及分析

業務回顧

1. 租賃物業

香港商用及住宅物業

(a) 截至二零零二年六月三十日止六個月租金收益

	建築面積(平方呎)				
	寫字樓	商場	住宅	車位	租金收益總額(港幣百萬元)
萬國寶通廣場	1,271,000	50,000	–	555	271.2
鷹君中心	193,000	77,000	–	296	35.4
普慶廣場	–	70,000	–	–	0.1
康宏廣場	28,000	–	–	5	2.4
會景閣	–	–	10,000	–	1.7
				合共	310.8

(b) 物業租用情況及租金趨勢

	二零零二年六月三十日租用率		
	寫字樓	商場	住宅
萬國寶通廣場	85.6%	100.0%	–
鷹君中心	94.3%	100.0%	–
普慶廣場	–	34.7%	–
康宏廣場	100.0%	–	–
會景閣	–	–	86.8%

儘管2002年上半年新供應量極低，香港甲級寫字樓市場依然疲弱。其中以中環核心區尤見顯著。主要原因是金融界繼續縮減規模，以至需求下降。萬國寶通廣場寫字樓部分跟隨大市，租用率顯著下降。鷹君中心位處灣仔北，較少依賴金融界租戶，故受影響較輕。面對較高之空置率，一般業主為挽留租戶，須提供更多優惠，使實質租值從2001年底之水平進一步下降。

近數月藉租金下調，有趁低吸納及寫字樓升格情況出現。但由於香港經濟未有顯著改善跡象，預計寫字樓租務市場在2002年下半年將會繼續偏軟。

普慶廣場商場面積較細，現正將大部分地方改建為宴會廳及展覽廳，可令逸東酒店的服務多元化。並期望可帶來比零售用途較佳之收益。

美國商用物業

美國寫字樓市場於2002年回落，租用率及租值均向下調。但由於只有20%租約於2002年約滿，對整個物業組合之負面影響不會太大。由於2001年簽訂的租約租金較高，並於2002年度全年入賬，消減2002年租金下調的影響。故2002年首6個月的租金收入與去年同期比較，僅跌4%。本年6月，本集團完成購入位於美國洛杉磯 888 West Sixth Street, Northwestern Mutual Life寫字樓大廈餘下之合資權益。作價4,700,000美元另承擔有關債項。自此集團100%全資擁有該物業。

	於二零零二年六月三十日租用率	樓面面積(平方呎) 寫字樓	商場	車位	租金收益總額(百萬美元)
Pacific Ygnacio Plaza	86%	121,000	–	379	1.5
353 Sacramento Street	83%	297,000	10,000	–	4.7
150 Spear Street	82%	294,000	2,000	17	5.8
888 West Sixth Street*	94%	103,000	15,000	142	0.1
				合共	12.1

* 租金收益乃該物業於2002年6月26日成為集團全資擁有後應佔之收入。

2. 酒店及住寓業務

香港業務

「九一一」事件的負面影響持續至2002年初段。最近美國公司的賬目問題及整體商業信心不足減低需求。加上世界盃效應，導致亞洲短綫旅遊客量減少，尤以日本及韓國兩地為甚。

(i) 香港鷹君酒店

雖然上半年曾有局部高需求期，但由於經濟環境持續低迷。企業部門生意仍然呆滯，客戶多著重房租價格。淡季期間本地酒店普遍削價以求維持市場佔有率。但隨著世界盃結束，我們期望亞洲短綫旅遊可回復增長。

截至2002年6月30日止6個月，鷹君酒店的平均入住率為82%，平均房價793港元。比對去年同期為78%及847港元。

(ii) 香港逸東酒店

雖然面對酒店同業的割價競爭以及不穩定的短程及遠程訪港客量，逸東酒店依然能保持其市場地位，同時又擴闊客源以減少對短綫消閑遊客的依賴。

兩個於去年落成的宴會廳甚受歡迎。另外一個新會議廳亦正在施工，以增強本地會議活動方面之業務。

截至2002年6月30日止6個月，該酒店的平均入住率為82%；平均房價為408港元比對2001年為82%及454港元。

(iii) 香港逸東軒住寓

由於企業減縮短期外來僱員住屋需求，新住寓供應增加，甚至部份酒店亦加入爭取長期住客，逸東軒住寓的業務所以並不理想。今年上半年的平均入住率為62%，去年同期為80%。

國際業務

(i) 倫敦朗咸酒店

2002年第一季形勢原本不俗，但第二季起訪英消閑旅客數目大幅下降，市況轉弱。六月份倫敦全市酒店的入住率更創九年新低。

2002年上半年，朗咸酒店平均入住率為66%，平均房價為151英鎊；2001年同期分別為69%及168英鎊。

(ii) 多倫多Delta Chelsea Hotel

經濟環境未有如年初預期般反彈，消閑及商務遊客數量顯著下降，市內舉行的大型展覽參加人數亦未能達到預期。各酒店因而紛紛調低房價，影響 Delta Chelsea 商務部門的業務，尚幸期間本土消閑旅遊客量仍可維持。

2002年首6個月，酒店之平均入住率達61%，平均房價138加元；去年同期分別為72%及138加元。

(iii) 墨爾砵Sheraton Towers Southgate Hotel

澳洲的商務會議市場普遍偏軟，墨爾砵因欠缺市內大型會議及展覽活動，表現更受影響。凡倚重美國遊客、電訊及科技公司的酒店，業績均明顯較去年為差。

截至2002年6月30日止6個月，酒店平均入住率達67%，平均房價221澳元；去年同期分別為76%及233澳元。

(iv) 波士頓Hotel Le Meridien

波士頓整體酒店業的復甦步伐落後於美國其他地區。上半年商業市況疲弱，加上近期股市走勢及經濟前景不明朗，進一步影響業務。

截至2002年6月30日止6個月，該酒店之平均入住率為69%，平均房價為198美元；去年同期則為69%及247美元。

(v) 奧克蘭Sheraton Auckland Hotel & Towers

今年奧克蘭之整體會議及商務研討會旅遊並無起色。消閑及旅行團一向著重價格，這方面業務亦進一步減縮。此外，住寓供應量持續上升，相對有限的消閑旅客數目增長，令酒店業界於今年上半年普遍要減價。

截至2002年6月30日止6個月，該酒店平均入住率達67%，平均房價140紐元；去年同期分別為75%及146紐元。

3. 發展中物業

旺角發展計劃

繼2001年底完成差不多全部地基工程後，至2002年6月底，寫字樓、購物中心及酒店的大樓已分別興建至第七、第四及第三層。

期內並完成購物中心的獨特設計，以偌大的中庭為重點，加入多項別出心裁的設施，如數碼天幕投射系統、特快扶手電梯及最尖端的影音系統等。有關政府部門已批准以上各項設施開工，兩條橫跨上海街連接酒店的擴闊行人天橋亦同樣獲得批准。整個旺角發展項目預計入伙日期仍為2003年底。

截至2002年6月30日止，整個項目已投入的費用，包括利息在內，合共7,170,000,000港元。於2002年6月30日，已安排的5,100,000,000港元銀行貸款中，可動用餘額為4,030,000,000港元，足夠支付完成整個發展項目所需費用。

4. 貿易

期間高端有限公司經營環境欠佳。2002年上半年之營運收益為12,900,000港元，與去年同期幾乎不變。

財務檢討

1. 負債

截至2002年6月30日止，本集團之綜合借貸(已減除現金結存及應撥少數股東權益借貸)淨額為11,567,000,000港元。較2001年12月31日11,076,000,000港元上升491,000,000港元。增加借貸主要為旺角發展項目支出。

根據2001年12月31日投資物業之獨立估值及其他資產成本計算，本集團截至2002年6月30日之綜合資產淨值為15,442,000,000港元。於2002年6月30日之槓桿比率為75%。

截至2002年6月30日止，我們持有本金面值2,420,000,000港元之利息掉期合約，佔港元本位負債之28%。

外幣負債方面，截至2002年6月30日止，總額為相等於3,810,000,000港元，其中28%相等於1,065,000,000港元為定息貸款。

2. 財務支出

2002年上半年息率下降，令本集團之港元借貸因大部份以浮息計算受惠。集團之財務支出淨額由去年上半年215,400,000港元下降至今年同期160,900,000港元。此外，2002年上半年，有關旺角項目的資本化利息支出為102,500,000港元，2001年同期則為137,600,000港元。

3. 流動資金及借貸到期概要

於2002年6月30日，集團之現金、銀行存款及未動用而有抵押的銀行信貸總額為5,048,200,000港元。其中絕大部份信貸為中期貸款，並有充足物業價值作抵押，足以信貸可全部動用。於2002年6月30日，借貸到期概要如下：

一年或以下	22.8%
一至二年	17.2%
三至五年	50.5%
五年或以上	9.5%

4. 資產抵押

於2002年6月30日，本集團之物業賬面值約共28,618,000,000港元(2001年12月31日：27,773,000,000港元)連同該等物業轉讓之銷售收益、保險收益、租金收入及其他有關物業所產生之收益為本集團銀行借貸作出按揭或抵押。

5. 承擔項目及或然債項

本集團

於2002年6月30日，本集團未列入財務報告內之承擔項目及或然債項如下：

(a) 發展中物業預期所需費用約為3,448,800,000港元(2001年12月31日：3,706,700,000港元)，其中已簽約者為2,846,300,000港元(2001年12月31日：3,255,300,000港元)；

(b) 經核准資本性開支約為48,800,000港元(2001年12月31日：43,500,000港元)，其中已簽約者約為37,200,000港元(2001年12月31日：18,800,000港元)；及

(c) 於外幣匯兌期貨合約中以固定匯率售出之承擔額為153,500,000港元(2001年12月31日：143,900,000港元)。

本公司

於2002年6月30日，本公司為若干附屬公司之銀行信貸而給予公司擔保為9,435,600,000港元(2001年12月31日：9,248,000,000港元)。

除上述外，本集團及本公司於2002年6月30日並無任何重大承擔項目及或然價值。

僱員

本集團於2002年6月30日共有2,583名僱員。除薪金外，其他福利包括酌情花紅、教育津貼、保險、醫療及公積金計劃。公司已設立一購股權計劃，高級職員包括執行董事可參與該計劃。

展望

2002年初美國經濟曾一度呈現強勢數據，但其後卻無以為繼。面對全球性需求放援，主要金融機構對寫字樓之需求難於短期內回升。所以我們預期來年的香港物業盈利將繼續受壓。而我們在香港及世界各地的酒店業務亦會因商務旅遊增長乏力而受影響。在這艱難的經營環境下，我們會盡力加強市場推廣，並靈活處理租務事宜，以期達到較佳之出租率。同時，我們亦會繼續適當地控制成本。

我們在旺角的發展項目已跨過最艱難的地基建造期。上蓋建造工程正如火如荼地展開，可望項目能如期落成。此外，我們亦用盡心思，加入多項獨特的設施，為這多用途物業將來的成功奠下基礎。

董事權益

於二零零二年六月三十日，根據香港證券(披露權益)條例第29條所須存有之登記冊上所載錄，各董事及與彼等有聯繫人士持有本公司及聯營公司證券權益如下：

		持有股份數目				
公司名稱	董事芳名	個人權益	家族權益	公司權益	其他權益	總數
1. 本公司	羅鷹石	5,069,110	—	—	—	5,069,110
	羅杜莉君	—	—	—	—	—
	羅嘉瑞	6,156,711	—	6,636,557 附註(5)	304,023,384 附註(1)	316,816,652
	羅啟瑞	—	—	671,523 附註(6)	304,023,384 附註(1)	304,694,907
	麥肯尼	14,000	—	—	—	14,000
	鄭海泉	—	10,000	—	—	10,000
	王于漸	—	—	—	—	—
	李王佩玲	—	—	—	—	—
	羅孔瑞	2,769	—	—	—	2,769
	羅慧端	238,402	—	—	304,023,384 附註(1)	304,261,786
	羅康瑞	279	—	—	—	279
	羅鷹瑞	3,805,046	3,662	300,000 附註(7)	304,023,384 附註(1)	308,132,092
	簡德光	314,503	—	—	—	314,503
2. 附屬公司						
紀信投資有限公司(正進行股東自動清盤)	羅康瑞	—	—	2 附註(8)	—	2

主要股東之股份權益

於二零零二年六月三十日，根據香港證券(披露權益)條例第16條(1)項所須存有之登記冊上所載錄，下列股東(非本公司董事)持有本公司已發行股本百分之十或以上權益：

股東芳名	股份數目	附註
羅鴻鏇	304,023,384	(1)
羅慧琦	307,102,464	(1)
瑞勝有限公司	81,667,316	(2)
Galtee Investment Limited	95,097,946	(2)
Shui Sing Holdings Limited	253,020,375	(3)
Shui Sing (BVI) Limited	253,020,375	(3)
HSBC集團*	304,200,384	(4)
The Capital Group Companies, Inc.	63,434,000	

* HSBC集團包括HSBC Holdings plc及其附屬公司：HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV, HSBC Europe (Netherlands) BV and HSBC International Trustee Limited.

附註：

(1) 羅嘉瑞醫生、羅啟瑞先生、羅慧端女士、羅鷹瑞醫生及羅鴻鏇女士擁有之304,023,384股，及羅慧琦女士擁有之307,102,464股其中之304,023,384股實為相同。

(2) 瑞勝有限公司所持有之81,667,316股及Galtee Investment Limited所持有之95,097,946股，均與附註(3)所述之股份權益重覆。此兩間公司，均為Shui Sing (BVI) Limited之直接全資附屬公司，而Shui Sing (BVI) Limited則為Shui Sing Holdings Limited之直接全資附屬公司。

(3) 由Shui Sing Holdings Limited 及 Shui Sing (BVI) Limited所持有之253,020,375股與附註(1)所述之股份權益相同及重覆。

(4) 304,200,384股其中304,023,384股與附註(1)所述之股份實為相同。HSBC International Trustee Limited ("HKIT")為一酌定信託之信託人，而附註(1)所述之人士則為該信託之受益人，HKIT擁有及/或被視為擁有所述之304,023,384股份權益。HKIT亦為其他酌定信託之信託人，並為該等信託持剩餘部份之股份。

(5) 6,636,557股由羅嘉瑞醫生佔全部權益之一間公司所有。

(6) 671,523股由羅啟瑞先生佔全部權益之一間公司所有。

(7) 300,000股由羅鷹瑞醫生佔全部權益之一間公司所有。

(8) 紀信投資有限公司(正進行股東自動清盤)中2股，由羅康瑞先生佔有權益之一間公司所有。

購股計劃

截至二零零二年六月三十日止六個月內，根據香港聯合交易所有限公司證券上市規則（「聯交所上市規則」）第17.07條所須予披露，按本公司之購股計劃所授予董事（其中若干為主要股東）之購股權變動情況如下：

			股份數目					
董事芳名	*授予購股權年份	購股權數目	於01/01/2002尚未行使之購股權	已授予之購股權	已行使之購股權	已註銷之購股權	於15/04/2002失效之購股權	於30/06/2002尚未行使之購股權
羅鷹石	1997	(1)	120,000	–	–	–	(120,000)	–
	1998	1	300,000	–	–	–	–	300,000
	1999	1	120,000	–	–	–	–	120,000
	2000	1	130,000	–	–	–	–	130,000
	2001	1	180,000	–	–	–	–	180,000
	2002	1	–	150,000	–	–	–	150,000
		5	850,000	150,000	–	–	(120,000)	880,000
羅嘉瑞	1997	(1)	120,000	–	–	–	(120,000)	–
	1998	1	300,000	–	–	–	–	300,000
	1999	1	120,000	–	–	–	–	120,000
	2000	1	130,000	–	–	–	–	130,000
	2001	1	180,000	–	–	–	–	180,000
	2002	1	–	150,000	–	–	–	150,000
		5	850,000	150,000	–	–	(120,000)	880,000
羅啟瑞	1997	(1)	120,000	–	–	–	(120,000)	–
	1998	1	300,000	–	–	–	–	300,000
	1999	1	120,000	–	–	–	–	120,000
	2000	1	130,000	–	–	–	–	130,000
	2001	1	180,000	–	–	–	–	180,000
	2002	1	–	150,000	–	–	–	150,000
		5	850,000	150,000	–	–	(120,000)	880,000
簡德光	1997	(1)	50,000	–	–	–	(50,000)	–
	1998	1	450,000	–	–	–	–	450,000
	1999	1	25,000	–	–	–	–	25,000
	2000	1	50,000	–	–	–	–	50,000
	2001	1	130,000	–	–	–	–	130,000
	2002	1	–	110,000	–	–	–	110,000
		5	705,000	110,000	–	–	(50,000)	765,000
		20	3,255,000	560,000	–	–	(410,000)	3,405,000

截至二零零二年六月三十日止六個月內，根據聯交所上市規則第17.07條所須予披露，按本公司之購股計劃所授予僱員（上述四位董事除外）之購股權變動情況如下：

*授予購股權年份	購股權數目	股份數目 於01/01/2002尚未行使之購股權	已授予之購股權	已行使之購股權	已註銷之購股權	於15/04/2002失效之購股權	於30/06/2002尚未行使之購股權
1997	(22)	244,000	–	–	–	(244,000)	–
1998	13	261,000	–	–	–	–	261,000
1999	19	124,000	–	–	–	–	124,000
2000	31	283,000	–	–	(7,000)	–	276,000
2001	36	434,000	–	–	(31,000)	–	403,000
2002	40	–	427,000	–	(11,000)	–	416,000
	139	1,346,000	427,000	–	(49,000)	(244,000)	1,480,000

* 每年授予購股權之詳細資料

年份	授予日期	有效期間	可行使期間	每股認購價（港元）
1997	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
1998	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
1999	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
2000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
2001	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
2002	28/01/2002	28/01/2002 – 28/01/2007	29/01/2004 – 28/01/2007	8.440

附註：

(1) 於一九九七年至一九九九年內所授予之購股權乃按已於一九九九年三月十六日屆滿之舊有行政人員購股計劃發授。二零零零年至二零零二年授予之購股權乃按於一九九九年六月十日採納之鷹君集團有限公司購股計劃發授。

(2) 接納授予每一購股權所付之代價為1.00港元。

(3) 於二零零二年一月二十五日（即於二零零二年一月二十八日授予購股權之前一個工作天），本公司每股面值0.50港元股份（「股份」）在聯交所之收市價為8.35港元。

(4) 授予之購股權於行使時方於財務報告中確認。董事認為評估購股權價值涉及多方面主觀和不肯定的假設，因此不宜披露於期內授出之購股權價值。

購買、出售或贖回股份

截至二零零二年六月三十日止六個月內，本公司及其附屬公司並無購買、出售或贖回本公司之股份。

遵守最佳應用守則

並無任何董事知悉在此中期報告書涵蓋之會計期間有任何資料足以合理地指出本公司未能遵守聯交所上市規則附錄十四載列之最佳應用守則。截至二零零二年六月三十日止六個月之財務報告已經本公司之審核委員會審閱。

承董事會命
主席
羅鷹石

香港，二零零二年九月十二日

鷹 君 集 團 有 限 公 司
GREAT EAGLE HOLDINGS LIMITED

香港灣仔港灣道23號
鷹君中心33樓
電話：2827 3668
傳真：2827 5799

33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai, Hong Kong
Tel : 2827 3668
Fax: 2827 5799

www.greateagle.com.hk